August 31, 2001
RE: Offer to Purchase Limited Partnership Interests

Dear Fellow Investor:

Madison is seeking to buy your Limited Partnership Units in [subject company] for $[offer price] per Unit in cash. Our Offer Price will be reduced by any distributions made on or after August 31, 2001 and the transfer fee charged by the Partnership of $50.00 per transfer, not per Unit.

Madison Capital Management, LLC is an investment firm that, with its affiliates (collectively, "Madison"), buys units in hundreds of under-performing limited partnerships. This offer is made by one such affiliate, Madison Liquidity Investors 112, LLC (the "Purchaser"). We are not affiliated with the Partnership or the General Partner. We are principals seeking to acquire Units only for our investment portfolio (and are not a matching service or a professional broker or dealer who regularly re-sells units) and are not interested in acquiring controlling interests in limited partnerships.

Please consider the following in evaluating our Offer:

 . CURRENT MARKET DATA. To the best of our knowledge, there were only two sales during the two months ended May 31, 2001, as reported in the May/June issue of The Partnership Spectrum (the most recent issue available). The above-mentioned sales occurred at $___ per Unit. When adjusted for typical commission charges of 10.0%, the net trading price for comparison to our offer would be $___ per Unit. The General Partner also has a Distribution Reinvestment Plan ("DRP"). The price paid for units transferred pursuant to the DRP since the Partnerships inception has been $___ per unit. Madison is unaware if units are currently being purchased through the DRP at this price.

 . DISTRIBUTIONS. The Partnership pays regular quarterly distributions. Per the Limited Partnership Agreement ("LPA") the General Partner is required to make distributions within 30 days following the close of each fiscal quarter or as soon thereafter as practicable.

 . ILLIQUID UNITS. Since the Units are not regularly traded in a formal market, they are difficult to sell. Madison is unaware of any near term liquidation plans for the Partnership. The Partnership is only required to be fully liquidated by December 31, 2019 according to the LPA. The following statement is made in the Partnerships most recent 10-K about the market for Partnership Units, "There is no public trading market for the Units, and it is not anticipated that a public market for the Units will develop."

 . YOU WILL FOREGO FUTURE BENEFITS OF OWNING UNITS. Tendering Unitholders will give up the opportunity to participate in any future benefits of ownership, including potential future distributions by the Partnership. The Offer Price may be less than the total amount which you might otherwise receive with respect to your Units over the remaining term of the Partnership.

 . WE SEEK TO MAKE A PROFIT ON THE PURCHASE OF UNITS. We are making the Offer for investment purposes and with the intention of making a profit from ownership of the Units. In establishing the Offer Price, we are motivated to establish the lowest price that might be acceptable to Unitholders consistent with our objectives, which may conflict with your interest in receiving the highest price for your Units

 . CONDITIONS OF SALE. Our obligation to purchase Units is subject to our right to prorate among tendering Unitholders the number of Units we will purchase, as well as other conditions set forth in the Offer to Purchase.

 . YOU MAY ATTEMPT TO SELL IN THE SECONDARY MARKET. The Offer Price is less than prices recently quoted by secondary market matching services. We also believe, however, that transactions through these secondary market services are costly and time consuming, and that quoted prices often differ from the price a seller actually receives.

According to the May/June issue of The Partnership Spectrum the General Partners Net Asset Value is $____ per unit. We are unaware of the methodology used to calculate this NAV. The NAV is a hypothetical value of the Units based on an assumed sale of the Partnership's assets as of a certain date. There can be no assurance that such value will be received in the future.

We will purchase a maximum of 7.5% of the outstanding Units in our Offer. If Unitholders offer us more, we will prorate our purchase ratably to all sellers. You will be paid promptly following (i) receipt of a valid, properly executed Agreement of Assignment and Transfer (see the enclosed document) and (ii) transfer of the Units to us, subject to Section 4 - "Proration" of the Offer to Purchase and the other terms and conditions of the Offer. All sales of Units will be irrevocable by you, subject to Section 5 - "Withdrawal Rights" of the Offer to Purchase. The Offer to Purchase, Exhibit (a)(1) to the Schedule TO, contains a full discussion of the terms of the Offer.

If you wish to accept our Offer:

1. Please complete the Medallion Signature Guarantee on the enclosed Agreement of Assignment and Transfer (this can be done by your broker or a bank where you have an account).
2. Return it in the enclosed envelope, along with your Limited Partnership Certificate (if one was issued to you and is available).
3. Send your Agreement to 6143 South Willow Drive, Suite 200, Greenwood Village, Colorado 80111.

Our offer will expire at 5:00 pm New York Time on October 2, 2001, subject to any extension. We encourage you to act promptly. We will automatically extend our Offer by ten business days if any distributions are made by the Partnership within ten business days of the expiration of the Offer. By accepting the offer, you will agree that we are entitled to all distributions made by the Partnership on or after August 31, 2001. Unless the General Partner pays the distribution directly to us or you remit the amount of the distribution to us, we will reduce the Offer Price you receive by the amount of the distribution. If the Offer is extended or a distribution occurs within the Offer period, we will issue a press release. Those who wish to obtain additional information on press releases, possible extensions or how distributions paid by the Partnership may affect the payment process (including the final payment amount) may call our customer service line at the number below. We reserve the right to extend, amend or terminate the Offer.

Please call us at (800) 269-7313 (toll-free), or send a fax to (303) 957-2098, if you have any questions. If you miss the Expiration Date and still wish to sell, please call us to learn if we are able to accept your Units. Thank you for your consideration of our offer.

Very truly yours,


Madison Liquidity Investors 112, LLC

Questions and Answers

Why would I want to sell my Units to you?
Have your original objectives for this investment been met? Are you pleased with the way this investment has performed to date? We have found many investors have been in such investments far longer than they expected with disappointing returns. In addition, limited partnership tax reporting can often be burdensome and costly, especially if you have an accountant prepare your taxes. Many states require limited partners to file state returns, and potentially pay taxes, if the partnership owns properties there, regardless of the partnership's overall profitability. Many investors come to realize their original projections may never be met and, therefore, a purchase offer for an under-performing investment with an uncertain termination date may be an opportunity worthy of consideration.

Who are you and why do you want to buy my Units?
The Purchaser is owned by a subsidiary of Madison Capital Management, LLC, a privately-held investment firm. Madison purchases units in hundreds of underperforming limited partnerships for its own investment portfolio, not for the purpose of reselling units or matching buyers and sellers, as is the case with secondary market matching services. Unlike other firms that purchase limited partnership units, we are generally not interested in acquiring controlling interests. Buying a broad portfolio of limited partnerships allows us to diversify and therefore mitigate our risk.

By agreeing to sell to us, you are assuring yourself an exit, subject to proration and other conditions being met. A secondary market firm cannot assure a sale unless it locates an interested buyer. Most individual investors are not interested in purchasing limited partnership units for their investment portfolios, so we are providing you with a liquidity option that is generally not otherwise readily available.

Throughout its history, Madison and its affiliates have invested in excess of $130 million to acquire illiquid financial assets. We have more than adequate resources to fund the acquisition of all Units subject to our Offer and associated costs.

What are the tax consequences of selling?
We cannot accurately predict the tax consequences of a sale. The following is a brief list of some federal income tax consequences of a sale in our Offer. It does not include any aspect of state, local, foreign or other tax laws. WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO YOUR OWN SITUATION.

1. In general, a selling Unitholder will recognize gain or loss on a sale in the Offer equal to the difference between (i) the amount realized on the sale and
(ii) the holder's adjusted tax basis in the Units sold. Capital gain or loss on a sale will be treated as long-term capital gain or loss if the holding period exceeds one year. Under Code Section 469, a non-corporate taxpayer or personal service corporation can deduct passive activity losses in any year only to the extent of such person's passive activity income for such year, and closely held corporations may not offset such losses against so-called "portfolio" income.
2. A selling Unitholder will be allocated a pro rata share of the Partnership's taxable income or loss with respect to Units sold through the effective date of the sale.
3. A selling Unitholder may be subject to 31% backup withholding unless he or she provides a taxpayer identification number ("TIN") and certifies that the TIN is correct or properly certifies that he or she is awaiting a TIN.

We do not expect that a Unitholder who does not tender will realize any material tax consequences as a result of not tendering. To the extent the Partnership holds debt-financed property or inventory or other assets as a dealer, and if you are a tax-exempt seller (including an IRA), you could realize "unrelated business taxable income" on the sale of a Unit.

How do I subscribe and when will I be paid?
The purchase process involves several steps. By carefully following the instructions on the enclosed checklist, you are ensuring the fastest possible turnaround time. We forward properly completed Agreements of Assignment and Transfer to the General Partner or transfer agent on a weekly basis.

How Did You Get My Name?
The rules of the Securities and Exchange Commission provide that public issuers are required under certain circumstances to either provide bidders such as the Purchaser with a list of its security holders, or to contact security holders on our behalf.

To Sell Your Units, Complete the Agreement of Assignment and Transfer:
Follow the instructions below, corresponding to the type of ownership of your Units

Upon our receipt of your properly completed Agreement of Assignment and Transfer (the tan document with the green border included in this package), we will determine if it is complete by the standards described below. If it is not, you will receive a letter from us indicating the information or documents that we need. Please respond promptly, as your failure to do so can add weeks to the processing time.

Individual owner/joint owners of record
Sign Agreement (ALL owners must sign if joint account)
Have every signature Medallion Signature Guaranteed*.
Enclose your original limited partnership certificate if one was issued to you. If no certificate is available, please check the appropriate box on the Agreement of Assignment and Transfer.
Return the Agreement to us in the pre-paid/pre-addressed envelope provided.
If the individual owner or both joint owners are deceased, please include a certified death certificate and certified Letters of Testamentary, or letters of appointment, showing you as the legal owner of the Units (we cannot accept a photo copy). If one of the joint owners is deceased please provide a certified death certificate (we cannot accept a photocopy).

IRA and Keogh investors
Beneficial owner should sign Agreement and have the signature Medallion Signature Guaranteed*.
For a speedier turnaround and quicker payment you may send the Agreement of Assignment and Transfer directly to your custodian for their signature and corresponding Medallion Signature Guarantee*. Also please instruct your custodian to forward the documents directly to us after they have been completed.
If more convenient, we can work directly with your custodian to get the necessary custodial signature and then forward your check to your IRA account. Please be sure to provide us with your custodian's name and address, in addition to your IRA account number so that we can expedite the sale. This method of completing the documentation can add weeks to the processing time and would therefore significantly delay payment.

Trust, profit sharing and pension plans
Authorized signatory should sign Agreement (All trustees must sign with every signature Medallion Signature Guaranteed*).
Enclose first, last (title and signature pages) and other applicable pages of Trust or Plan Agreement showing signor(s) as authorized.
If any of the original trustees are deceased, all successor trustees must sign with every signature Medallion Signature Guaranteed*.
Also include a certified copy of the death certificate and a copy of the entire trust.
The plan or trust must be current and in full force and effect.

Corporations
All authorized signatories should sign the Agreement with every signature Medallion Signature Guaranteed*. Include Corporate Resolution (with raised Corporate Seal) showing that signor(s) as authorized.

* Please note: Your bank or brokerage house can provide a Medallion Signature
  -----------
Guarantee.

If you have additional questions or own Units in other partnerships you would consider selling, please call us at (800) 269-7313 (toll-free). We would be happy to talk with you about individual purchases.